UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)

Pubmatic, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74467Q103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74467Q103

1	NAMES OF REPORTING PERSONS Helion Venture Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7,527,420*

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

7,527,420*

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,527,420*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

52.6% of Class A Common Stock (15.7% of total Class A and Class B Common Stock)**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Shares reported herein are shares of the Issuer’s Class B Common Stock, each of which is convertible into one share of Class A Common Stock at the option of the Reporting Person.

** Based on 6,785,000 shares of Class A Common Stock (as adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) and 47,826,504 total outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, in each case following the closing of the Issuer’s initial public offering, as described in the Issuer’s final prospectus filed with the United States Securities and Exchange Commission on December 9, 2020.

Item 1(a).	Name of Issuer:

Pubmatic, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Lagoon Drive, Suite 180
Redwood City, CA 94065
Tel: +1 (650) 331 3485

Item 2(a).	Name of Person Filing:

Helion Venture Partners, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Les Cascades Building
Edith Cavell Street
Port-Louis, Mauritius

Item 2(c).	Citizenship:

Mauritius

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

74467Q103

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 7,527,420 shares.

(b)	Percent of class: 52.6% of Class A Common Stock (15.7% of total Class A and Class B Common Stock)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,527,420.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 7,527,420.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	HELION VENTURE PARTNERS, LLC
	By:	/s/ Dourvesh Kumar Chumun
		Name:	Dourvesh Kumar Chumun
		Title:	Director